June 22, 2006

VIA EDGAR

Mr. Dennis C. Hult, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:

Enova Systems, Inc. (file no. 0-25184)

Item 4.01 Form 8-K filed 6/14/06

Dear Mr. Hult:

We are in receipt of your letter dated June 20, 2006 (the “Comment Letter”) in connection with the above-referenced report.  The response below corresponds with the paragraph number of the Comment Letter, the text of which has been incorporated into this response letter for convenience.

Form 8-K dated and filed June 14, 2006

1.

We note that the former accountant’s letter is included in the Form 8-K.  It should be attached and filed as an exhibit.  Please re-EDGARIZE your document to file and tag the former accountant’s letter as Exhibit 16.  Also please note that above the accountant’s letter head it reads Exhibit 99.1.

We have corrected the tag number on the former accountant’s letter as Exhibit 16 and have corrected the references to the exhibit in the amended Form 8-K/A.

We have re-EDGARIZED our document to attach and file the accountant’s letter as Exhibit 16.

In connection with our response, we acknowledge the following:

•

we are responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We understand that you may have further comments.  However, if there are no further comments, please call the undersigned and advise us that your review is complete.

Very truly yours,

/s/ Corinne Bertrand

Corinne Bertrand

Chief Financial Officer

(310) 527-3847

19850 S. Magellan Drive ∙ Torrance, CA ∙ 90502 ∙ (310) 527-2800